SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

July 1, 2013

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

On June 28, 2013, Credicorp Ltd. has made a second capital contribution of US$ 68,161,330 (sixty eight million, one hundred sixty one thousand, three hundred and thirty and 00/100 U.S. dollars) to its subsidiary Credicorp Investments Ltd., so that the latter can acquire the shares that Banco de Crédito del Perú holds in BCP Colombia S.A.S., which in turn holds a 51% stake in Correval Sociedad Comisionista de Bolsa S.A.

The aforementioned is in line with the material events of September 20 and 27, 2012.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2013

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative